Exhibit (d)(2)

EXPENSE LIMITATION AGREEMENT

Yorktown Management & Research Company, Inc.

2303 Yorktown Avenue

Lynchburg, VA 24501

May 31, 2022

Board of Trustees

American Pension Investors Trust

d/b/a Yorktown Funds

106 Annjo Court, Suite A

Forest, Virginia 24551

Dear Trustees:

Yorktown Management & Research Company, Inc. confirms our agreement with you as follows:

1.	American Pension Investors Trust d/b/a Yorktown Funds (the “Trust”) is an open-end, diversified management investment company registered under the Investment Company Act of 1940 (the “Act”) and is authorized to issue shares of separate series, with each series having its own investment objective, policies and restrictions. The Trust is engaged in the business of investing and reinvesting the assets of each of its existing series in accordance with applicable limitations. Pursuant to an Investment Advisory Agreement dated as of August 18, 2017, (the “Advisory Agreement”), you have engaged us to manage the investment and reinvestment of such assets of the separate series of the Trust as set forth in paragraph 2 to this Agreement (each a “Fund” and together the “Funds”). The Funds offer multiple Share Classes.

2.	We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the Aggregate Ordinary Operating Expenses incurred by each share class of each Fund, including but not limited to the fees (“Advisory Fees”) payable to us under the Advisory Agreement (the “Percentage Expense Limitation”). Under the expense limitations described herein, we agree that, until the Termination Date listed below, (subject to Section 4), such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the average daily net assets of the Funds, on an annualized basis, as set forth in the following table:

Fund and Share Class	Expense Limit	Termination Date
Yorktown Multi-Sector Bond Fund
Class A Shares	N/A	N/A
Class C Shares	N/A	N/A
Class L Shares	N/A	N/A
Institutional Class	N/A	N/A
Yorktown Capital Appreciation Fund
Class A Shares	1.24%	May 31, 2023
Class L Shares	1.99%	May 31, 2023
Institutional Class	0.99%	May 31, 2023
Yorktown Growth Fund
Class A Shares	0.99%	May 31, 2023
Class L Shares	1.99%	May 31, 2023
Institutional Class	0.99%	May 31, 2023

Yorktown Short Term Bond Fund
Class A Shares	0.84%	May 31, 2023
Class L Shares	1.49%	May 31, 2023
Institutional Class	0.84%	May 31, 2023
Yorktown Master Allocation Fund
Class A Shares	N/A	N/A
Class L Shares	N/A	N/A
Institutional Class	N/A	N/A
Yorktown Small Cap Fund
Class A Shares	1.40%	May 31, 2023
Class L Shares	2.15%	May 31, 2023
Institutional Class	1.15%	May 31, 2023
Yorktown Treasury Advanced Total Return Fund
Institutional Class	0.50%	May 31, 2023

Aggregate Ordinary Operating Expenses includes all Fund expenses except acquired fund fees and expenses, brokerage fees, taxes, borrowing costs such as interest and dividend expenses on securities sold short, and other extraordinary expenses. To determine our liability for the Fund’s expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter (the “Prorated Limitation”). The Prorated Limitation shall be compared to the Aggregate Ordinary Operating Expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”). If Advisory Fees and other Aggregate Ordinary Operating Expenses of the Fund for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible to the Fund to pay or absorb the additional excess (“Other Expenses Exceeding Limit”). If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit, these amounts shall be paid to us by you subject to the following conditions: (1) no such payment for expenses classified as “organizational” or “ offering” expenses related to the initial registration and offering of the fund shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than one year prior to the proposed date of payment; (2) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than three years prior to the proposed date of payment, and (2) such payments, in either event, shall be made only to the extent that it does not cause the Fund’s Aggregate Ordinary Operating Expenses, on an annualized basis, to exceed the Percentage Expense Limitation.

3.	Whenever the Advisor waives a portion of its investment advisory fee and/or reimburses or pays an expense of the Fund (hereinafter referred to as an “Expense Support”) during a month, the Advisor will keep a record of such Expense Support and shall report the same to the Trust’s Fund Accounting Agent. The Fund Accounting Agent will maintain separate records of such Expense Reports. For a period of thirty-six (36) months, beginning on the first day of the month following the month in which the Expense Support occurred, the Advisor may seek to recover such Expense Support by giving written notice to the Fund Accounting Agent. The Fund Accounting Agent shall perform a calculation to determine the extent of the impact on the applicable Fund(s) expenses ratio of honoring the recovery request. If the Fund Accounting Agent determines that honoring the request will not cause the applicable Fund’s calculated Total Annual Operating Expense ratio to exceed the limitations set forth in paragraph 2 to this

Agreement (or any such lower limitations that may then be in effect), then it shall make payment to the Advisor and make appropriate accounting entries into the books and records of the Fund.

4.	Expenses not recovered by the Advisor pursuant to Paragraphs 3 above within the time frames set forth therein shall be forfeited and noncollectable by the Advisor.

5.	Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing Fund expenses outside or in excess of the contours of this Agreement during any time period.

6.	This Agreement shall become effective on the date hereof and supersedes any expense limitation agreement previously entered into with respect to with respect to the Funds. The Trust may terminate this Agreement at any time upon not less than 60 days’ prior written notice to us. We may not terminate this Agreement during its term without the prior approval of the Trust's Board of Trustees. Notwithstanding the foregoing, this Agreement will terminate automatically with respect to a Fund if, as and when we cease to serve as investment adviser to that Fund. Upon the termination or expiration hereof, we shall have no claim against the Trust for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.
7.	This Agreement shall be construed in accordance with the laws of the Commonwealth of Virginia, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

YORKTOWN MANAGEMENT & RESEARCH COMPANY, INC.

/s/ David D. Basten

David D. Basten

Chief Executive Officer

Agreed to and accepted as of the date first set forth above.

AMERICAN PENSION INVESTORS TRUST

D/B/A YORKTOWN FUNDS

/s/ David D. Basten

David D. Basten

President & Chairman